Exhibit 99.1

Missfresh Announces Plan to Implement ADS Ratio Change

BEIJING—October 7, 2022— Missfresh Limited (“Missfresh” or the “Company”) (NASDAQ: MF), an innovator in China’s neighborhood retail industry, today announced that it plans to change the ratio of its American Depositary Shares (the “ADSs”) to its Class B ordinary shares (the “ADS Ratio”), par value US$0.0001 per share, from the current ADS Ratio of one (1) ADS to three (3) Class B ordinary shares to a new ADS Ratio of one (1) ADS to ninety (90) Class B ordinary shares.

For Missfresh’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-thirty (30) reverse ADS split. A post-effective amendment to the ADS Registration Statement on Form F-6 will be filed with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about October 17, 2022 (U.S. Eastern Time), subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

Each ADS holder of record at the close of business on the date when the change in ADS Ratio is effective will be required to surrender and exchange every thirty (30) existing ADSs then held for one (1) new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for Missfresh’s ADS program, will arrange for the exchange of the current ADSs for the new ones. Missfresh’s ADSs will continue to be traded on the Nasdaq Stock Market under the symbol “MF.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on Missfresh’s underlying Class B ordinary shares, and no Class B ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than 30 times the ADS trading price before the change. As previously announced on June 4, 2022, the Company received a notification letter from the Nasdaq Stock Market dated June 2, 2022, regarding its ADS trading price. The Company believes that the change in the ADS Ratio will help the Company to maintain compliance with the continued listing requirements of the Nasdaq Stock Market. However, the Company can give no assurance that this goal will be achieved.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: potential adverse reactions or changes to business relationships resulting from the announcement; adverse changes in general economic or market conditions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which Missfresh or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; impact of the COVID-19 pandemic; natural disasters and geopolitical events; and intensity of competition. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com

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